UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Jiayin Group Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000000005 per share

(Title of Class of Securities)

47737C104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 47737C104

(1)	NAME OF REPORTING PERSONS New Dream Capital Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 116,000,000 (See Item 4)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 116,000,000 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.68%[1]
(12)	TYPE OF REPORTING PERSON* CO

1	As a percentage of 216,100,000 ordinary shares (being the sum of 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares) of the issuer as of December 31, 2019.

CUSIP NO.: 47737C104

(1)	NAME OF REPORTING PERSONS Dinggui Yan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 116,000,000 (See Item 4)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 116,000,000 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.68%[1]
(12)	TYPE OF REPORTING PERSON* IN

1	As a percentage of 216,100,000 ordinary shares (being the sum of 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares) of the issuer as of December 31, 2019.

Item 1(a).	Name of Issuer:

Jiayin Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26th Floor, Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200122, People’s Republic of China

Item 2(a).	Name of Person Filing:

New Dream Capital Holdings Limited

Dinggui Yan

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of New Dream Capital Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

The address of Dinggui Yan is Room 503, No. 7, Lane 1269, Zhangyang Road, Pudong New Area, Shanghai, People’s Republic of China.

Item 2(c).	Citizenship or Place of Organization:

New Dream Capital Holdings Limited—British Virgin Islands

Dinggui Yan—People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.000000005 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes and will be convertible into one Class A ordinary share.

Item 2(e).	CUSIP Number:

47737C104

This CUSIP number applies to the issuer’s American depositary shares. Each ADS represents four Class A ordinary shares, par value US$0.000000005 per share.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

							Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class		Percent of Aggregate Voting Power		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
New Dream Capital Holdings Limited	116,000,000	(1)	53.68	%(2)	92.06	%(3)	116,000,000	0	116,000,000	0
Dinggui Yan	116,000,000	(4)	53.68	%(2)	92.06	%(3)	116,000,000	0	116,000,000	0

(1)

Represents 116,000,000 Class B ordinary shares directly held by New Dream Capital Holdings Limited. New Dream Capital Holdings Limited is wholly owned by Mr. Dinggui Yan and Mr. Dinggui Yan is its sole director. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)

The percentage of class is based on a total of 216,100,000 ordinary shares (being the sum of 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares) of the issuer outstanding as of December 31, 2019.

(3)

Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of the Class A and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)

Represents 116,000,000 Class B ordinary shares held through his wholly owned company, New Dream Capital Holdings Limited. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

New Dream Capital Holdings Limited	By:	/s/ Dinggui Yan
	Name:	Dinggui Yan
	Title:	Director

Dinggui Yan	/s/ Dinggui Yan

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement